Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 13, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Interline Brands, Inc. Amendment No. 1
Registration Statement on Form S-3 (File No. 333-162340)

Ladies and Gentlemen:

On behalf of Interline Brands, Inc., a Delaware corporation (the “Company”), Interline Brands, Inc., a New Jersey corporation (“Interline New Jersey”), and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced above (“Guarantors”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) of the Company, Interline New Jersey and the Guarantors, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2009.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela A. Long, dated October 30, 2009 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.                                      Please revise your filing to fully comply with the narrative information of paragraph (d) of Rule 3-10 of Regulation S-X.  We note your risk factor disclosure on pages 21-22 of your 2008 Form 10-K makes reference to restrictions on affiliate transactions and dividend payments.  Please tell us and revise future annual and periodic filings to clarify whether there are any restrictions on your ability or subsidiary’s ability to transfer cash.

Response to Comment 1

The Company has disclosed the terms of Interline New Jersey’s credit facility and the indenture governing Interline New Jersey’s 8 1/8% senior subordinated notes that restrict Interline New Jersey’s ability to dividend money or transfer cash to the Company in the third paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” on page 37 of the Company’s Form 10-K for the year ended December 26, 2008 as well as in Note 11 to the consolidated financial statements included in the Form 10-K as follows:

“The debt instruments of Interline New Jersey, primarily the credit facility entered into on June 23, 2006 and the indenture governing the terms of the 8 1/8% senior subordinated notes, contain significant restrictions on the payment of dividends and distributions to us by Interline New Jersey. Interline New Jersey’s credit facility allows it to pay dividends, make distributions to us or make investments in us in an aggregate amount not to exceed $2.0 million during any fiscal year, so long as Interline New Jersey is not in default or would be in default as a result of such payments. In addition, ordinary course distributions for overhead (up to $3.0 million annually) and taxes are permitted, as are annual payments of up to $7.5 million in respect of our stock option or other benefit plans for management or employees and (provided Interline New Jersey is not in default) aggregate payments of up to $40.0 million depending on the pro forma net leverage ratio as of the last day of the previous quarter. In addition, the indenture for the 8 1/8% senior subordinated notes generally restricts the ability of Interline New Jersey to pay distributions to us and to make advances to, or investments in, us to an amount generally equal to 50% of the net income of Interline New Jersey, plus an amount equal to the net proceeds from certain equity issuances, subject to compliance with a leverage ratio and no default having occurred and continuing. The indenture also contains certain permitted exceptions including (1) allowing us to pay our franchise taxes and other fees required to maintain our corporate existence, to pay for general corporate and overhead expenses and to pay expenses incurred in connection with certain financing, acquisition or disposition transactions, in an aggregate amount not to exceed $10.0 million per year; (2) allowing certain tax payments; and (3) allowing certain permitted distributions up to $75 million.”

The Company will continue to disclose the above information in its future filings.

Description of the Capital Stock of Interline Brands, page 7

2.                                      Please revise the introductory paragraph to remove the statement that the disclosure in this section “does not purport to be complete”.  Please also comply with this comment with respect to the fourth paragraph under the “Description of Depositary Shares of Interline Brands” on page 12 and the second paragraph under the “Description of Warrants of Interline Brands” on page 28.

Response to Comment 2

The registration statement has been revised in response to the Staff’s comment to remove the phrase “does not purport to be complete.”  Please see pages 7, 12 and 26 of Amendment No. 1.

3.                                      We also note the statement in the introductory paragraph that the description of the common stock and preferred stock is “qualified in its entirety” by the provisions of Delaware law, your charter documents and the Shareholder Rights Plan.  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.  Please revise accordingly.  Please also comply with this comment with respect to:

•                  the fourth paragraph under “Description of Depositary Shares of Interline Brands” on page 12;

•                  the second paragraph under “Description of Debt Securities of Interline Brands” on page 16;

•                  the second paragraph under “Description of Warrants of Interline Brands” on page 28; and

•                  the second paragraph under “Description of Debt Securities of Interline New Jersey” on page 33.

Response to Comment 3

The registration statement has been revised in response to the Staff’s comment to remove the phrase “qualified in its entirety by.”  Please see pages 7, 12, 15, 26 and 31 of Amendment No. 1.

Preferred Stock, page 7

4.                                      The statement in the second to last paragraph in this section that the “certificate of designation or board of directors resolution…, and not the prospectus supplement, will define your rights as a holder of preferred stock” implies that investors are not entitled to rely on the disclosure in the prospectus.  Please revise to remove this statement

Response to Comment 4

The registration statement has been revised in response to the Staff’s comment to remove this statement.  Please see page 8 of Amendment No. 1.

Modification of the Indentures, page 24

5.                                      We note the disclosure in the third bullet point that you may add guarantees or guarantors.  Please advise us as to the basis for this provision in light of the fact that you may not file a post-effective amendment to your registration statement to add additional securities.  Please also comply with this comment with respect to the third bullet point under “Modification of the Indentures” on page 41.

Response to Comment 5

The registration statement has been revised in response to the Staff’s comment to remove the reference to adding guarantees or guarantors.  Please see pages 23 and 39 of Amendment No. 1.

Description of Guarantees of Interline Brands, page 27

6.                                      Please disclose whether the company guarantees, together with the guarantees of the subsidiary guarantors (to the extent the subsidiary guarantors will guarantee the obligations of Interline New Jersey), will be joint and several.

Response to Comment 6

The registration statement has been revised in response to the Staff’s comment to disclose that the guarantees of Interline Brands, together with the guarantees of the subsidiary guarantors (to the extent the subsidiary guarantors will guarantee the obligations of Interline New Jersey), will be joint and several.  Please see page 25 of Amendment No. 1.

Description of Guarantees of Interline New Jersey, page 44

7.                                      Please relocate the disclosure in the first paragraph to the section entitled “Description of Guarantees of Interline Brands” on page 27.

Response to Comment 7

The registration statement has been revised in response to the Staff’s comment. Please see pages 25 and 41 of Amendment No. 1.

8.                                      Please disclose whether the guarantees of Interline New Jersey will be full and unconditional.  Further, please disclose whether the Interline New Jersey guarantees, together with the guarantees of the subsidiary guarantors (to the extent the subsidiary guarantors will guarantee the obligations of Interline Brands), will be joint and several.

Response to Comment 8

The registration statement has been revised in response to the Staff’s comment to disclose that the guarantees of Interline New Jersey will be full and unconditional and that the guarantees of Interline New Jersey, together with the guarantees of the subsidiary guarantors (to the extent the subsidiary guarantors will guarantee the obligations of Interline Brands), will be joint and several.  Please see pages 25 and 41 of Amendment No. 1.

Legal Matters, page 48

9.                                      Please revise your disclosure to add that the validity of the securities offered by the subsidiary guarantors will also be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Response to Comment 9

The registration statement has been revised in response to the Staff’s comment to add that the validity of the securities offered by the subsidiary guarantors will also be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”).  Please see page 45 of Amendment No. 1.

Exhibit 5.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

10.                               We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered.  Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

Response to Comment 10

The Company undertakes to file an unqualified opinion omitting the assumptions regarding the future issuance of the securities being registered at the time of each takedown.

11.                               The assumptions set forth in clauses (iii), (vi), (vii) and (viii) of the last paragraph on page 4 (continuing onto page 5) are not appropriate to the extent the assumptions apply to Interline New Jersey or the New Jersey subsidiary guarantor.  Please have counsel revise its opinion accordingly.  To the extent counsel is relying on another opinion of counsel in making these assumptions, please have counsel indicate this in its opinion and file the other opinion as an exhibit to the registration statement .

Response to Comment 11

The Paul Weiss opinion has been revised in response to the Staff’s comment to revise assumption (iii) and to remove assumptions (vi), (vii) and (viii) in the last paragraph of page 4 (continuing onto page 5).  In addition, Paul Weiss states that with regard to certain matters of state law, it has relied upon the opinion of Dechert LLP, which is filed as Exhibit 5.2 to Amendment No. 1.  Please see page 5 of the legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, filed as Exhibit 5.1 to Amendment No. 1 and the legal opinion of Dechert LLP, filed as Exhibit 5.2 to Amendment No. 1.

12.                               Please have counsel revise the opinion set forth in paragraph 5 to also opine that the depositary shares will be validly issued.

Response to Comment 12

The Paul Weiss opinion has been revised in response to the Staff’s comment.  Please see page 6 of the legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, filed as Exhibit 5.1 to Amendment No. 1.

13.                               Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law and the Delaware Limited Liability Company Act includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

Response to Comment 13

Paul Weiss hereby confirms that the reference to the “Delaware General Corporation Law” and the “Delaware Limited Liability Company Act” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2008

Item 1. Business, page 2

Suppliers and Purchasing, page 11

14.                               We note that the disclosure under the risk factor subheading “Loss of key suppliers…” on page 16 that you have key supplier agreements, the loss of which could cause your revenues and profitability to decrease.  In future filings, please quantify your dependence on these supply agreements and advise us as to the consideration you have given to filing them as exhibits to the Form 10-K.

Response to Comment 14

During the year ended December 26, 2008, no individual supplier represented more than 6% of the Company’s total purchases.  Although the suppliers that the Company procures its products from are not the only suppliers that the Company could in fact purchase those products from, a loss of any one or more key suppliers could have a short-term material impact on the Company.  In future filings, the Company will provide disclosure consistent with the foregoing.

The Company’s supply agreements are entered into in the ordinary course of the Company’s business.  Because the Company can replace each of its suppliers and no individual supplier represented more than 6% of the Company’s total purchases, the Company is not substantially dependent on any of these agreements and therefore, pursuant to Item 601(b)(10)(ii) of Regulation S-K, these agreements do not need to be filed as exhibits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

15.                               Please disclose in future filings whether you have frozen contributions to employee benefit plans and your cost savings.  Please also disclose the duration of the freeze on contributions.  Refer to Sections 501.12 and 501.13 of the Financial Reporting Codification for guidance.

Response to Comment 15

As part of its cost control measures taken during the year ended December 26, 2008, the Company froze contributions to employee benefit plans.  Specifically, the Company froze its matching of employee contributions to the Company’s qualified profit sharing plan under Section 401(k) of the Internal Revenue Code.  The freeze was put into effect for contributions made during the 2009 fiscal year.  Prior to the freeze, the Company matched employee contributions at a rate of 50% of the first 5% up to the statutory maximum of $5,500 per employee.  During the year ended December 26, 2008, the Company contributions to the 401(k) plan were $2.1 million.  The Company plans to continue to evaluate the cost and benefit associated with this cost control measure in light of the current economic conditions.  In future filings, the Company will continue to provide disclosure consistent with the foregoing based on guidance from Sections 501.12 and 501.13 of the Financial Reporting Codification.

Evaluation of Disclosure Controls and Procedures, page 47

16.                               We note the disclosure under “Limitations on the Effectiveness of Controls” on page 48 that a “control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of a control system are met” and that your “disclosure controls are designed to provide reasonable assurance of achieving their objectives.”  Please tell us, and in future filings disclose, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act

Periodic Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment 16

The Company hereby confirms that the Company’s CEO and CFO concluded that, as of December 26, 2008, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.  The Company undertakes to include in future filings disclosure that is consistent with the foregoing.

Exhibit Index, page 52

17.                               We note that you have not filed exhibits and schedules to the credit agreement dated June 23, 2006 (Exhibit 4.2), and the guarantee and collateral agreement dated June 23, 2006 (Exhibit 4.3).  Please advise.

Response to Comment 17

The Company undertakes to re-file the Credit Agreement dated June 23, 2006 (Exhibit 4.2 to the Company’s Form 10-K for the year ended December 26, 2008) and the Guarantee and Collateral Agreement dated June 23, 2006 (Exhibit 4.3 to the Company’s Form 10-K for the year ended December 26, 2008), together with all of their respective exhibits and schedules, in the Company’s next Form 10-K.

Note 18 – Guarantor Subsidiaries, page F-37

18.                               We note you do not present a separate column for non-guarantor subsidiaries.  We assume you determined the non-guarantor subsidiaries are minor pursuant to Note 2 of paragraph (d)(4)(iv) of Rule 3-10 of Regulation S-X.  Please provide us your calculations for each non-guarantor subsidiary that supports your conclusion.

Response to Comment 18

As of December 26, 2008, the Company’s non-guarantor subsidiaries were comprised of Barnett of the Caribbean, Inc., a Puerto Rico corporation, and Sexauer Ltd., a Canada corporation.  The Company determined that both of these entities were “minor” as defined in paragraph (h)(6) of Rule 3-10 of Regulation S-X.  The Company has supplementally provided to the Staff calculations for each of these non-guarantor subsidiaries supporting the Company’s conclusion that each of those entities is minor and that, pursuant to Note 2 of paragraph (d)(4)(iv) of Rule 3-10 of Regulation S-X, a separate column for non-guarantor subsidiaries may be omitted.

In accordance with Rule 418 of the Securities Act of 1933, as amended, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

Definitive Proxy Statement on Schedule 14A Filed on March 26, 2009

Compensation Discussion and Analysis, page 18

19.                               We note that you benchmark your compensation; however your disclosure should also discuss where actual payments fall within targeted parameters and, to the extent actual compensation was outside a targeted percentile range, your disclosure should discuss why.  Disclosure such as the base salaries for your named executive officers “are fair and appropriate when compared to comparably sized companies…” is not sufficient in the context of your benchmarking analysis.  In future filings please revise your disclosure accordingly.  Please show us in your supplemental response what the revisions will look like.

Response to Comment 19

As disclosed on page 18 of the Proxy Statement, the Company’s compensation committee engages Frederic W. Cook & Co.  (“FW Cook”) as its compensation consultant to assist the compensation committee in assessing best practices with respect to compensation trends and to recommend a relevant group of peer companies against which to assess, among other things, the competitiveness and appropriateness of the Company’s executive compensation (referred to as the Company’s “2008 peer group”).  The primary elements of compensation for the Company’s named executive officers are designed to be competitive with comparable employers, including the Company’s 2008 peer group.  The competitive compensation assessment undertaken by the compensation committee with the assistance of FW Cook does not place a particular emphasis on any individual element of compensation, or have specific targeted parameters or percentile ranges for particular elements of compensation.  As such, the Company does not engage in benchmarking to any specific comparative levels (within the 2008 peer group or otherwise), and does not compare actual payments to a targeted percentile range.  FW Cook did provide the compensation committee with 2008 peer group information regarding the 25th percentile, median and 75th percentile levels of total direct compensation (salary, annual bonus and long-term incentive) provided by members of the 2008 peer group to its respective named executive officers; however, this information was used by the compensation committee merely as a baseline reference against which it made subjective decisions as to the specific amounts of compensation it determined appropriate to provide each of the Company’s named executive officers.  In this regard, disclosure that base salaries for the Company’s named executive officers are “fair and appropriate when compared to comparably sized companies” represents one such subjective determination by the Company’s compensation committee in light of the analysis of base salary levels of 2008 peer group companies in the competitive compensation assessment.  The Company’s future filings will include disclosure consistent with the foregoing.

Base Salaries, page 19

20.                               The disclosure in this section regarding the rationale for the salary increases is too general.  In particular, there is no discussion of how the general categories of consideration noted in the second sentence of the first paragraph translated into the salary increases.  Please revise accordingly in future filings and show us in your supplemental response what the revisions will look like.

Response to Comment 20

In future filings, the Company’s disclosure would be consistent with the following:  “Absent an unusual occurrence (such as a significant change in responsibilities or a promotion), we review base salaries in the context of the competitive compensation assessment referred to above. We believe that base salary increases of up to 5% per year are standard and appropriate increases for normal expected performance for individuals at the named executive officer level, and we determined that such a range was consistent with the analysis of base salaries of members of the 2008 peer group, and appropriate for 2008 base salary increases in light of each named executive officer’s 2008 performance, with the exception of Mr. Sweder, whose larger base salary increase also reflected his promotion.”

21.                               You disclose that the 2008 salary increases “included market adjustments”.  In future filings please discuss how the status of the market resulted in such pay increases, particularly in light of your disclosure that the base salaries were fair and appropriate when compared with “comparably sized companies” in your industry.  Please show us in your supplemental response what the revisions will look like.

Response to Comment 21

In future filings, the Company will delete disclosure relating to the inclusion of market adjustments in determining base salary increases.  The Company’s disclosure will be consistent with that provided in the Company’s response to Comment 20 above.

Annual Non-Equity Incentive Compensation (Annual Bonuses), page 20

22.                               In accordance with Instruction 5 of Item 402(b) of Regulation S-K, in future filings please identify how EPS is calculated from your audited financial statements, including any adjustments made.

Response to Comment 22

For purposes of calculating the level of bonus earned for the earnings per share (“EPS”) portion of the total bonus target, diluted EPS is adjusted for certain non-recurring items as approved by the compensation committee (“Adjusted EPS”).  Diluted EPS is computed by dividing net income by the weighted-average number of shares of common stock and participating securities outstanding during the period as adjusted for the potential dilutive effect of stock options and non-vested shares of restricted stock and restricted share units using the treasury stock method.  Pursuant to the Company’s Executive Cash Incentive Plan, the compensation committee has the authority to set performance goals based on EPS, on an adjusted or unadjusted basis, in its discretion.  For purposes of the annual bonuses for 2008, the compensation committee determined that Adjusted EPS is to be computed by adjusting diluted EPS for financing costs and expenses associated with the extinguishment or prepayment of debt.  The Company undertakes to include in future filings disclosure that is consistent with the foregoing.

Equity Compensation, page 22

23.                               It appears from your summary compensation table, that during fiscal year 2008 the named executive officers were granted stock options; however, your CD&A provides minimal, if any, analysis as how the ultimate level of these equity awards was determined.  For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.  Please show us in your supplemental response what the revisions will look like.

Response to Comment 23

In future filings, the Company will provide disclosure consistent with the following: “The specific amount of the equity award for each named executive officer is based on a subjective assessment by the compensation committee of the extent to which the equity awards (currently in the form of stock options and restricted stock units) will further the Company’s goals of retention of executives and incentivizing the executives to achieve strong long-term performance.  In connection with this determination, the compensation committee also takes into account the amount of the Company-wide equity budget , the compensation data provided by FW Cook as part of the competitive compensation assessment (relating to the 25th, median and 75th percentile levels of total direct target compensation for the 2008 peer group), prior year grant levels, and individual roles and responsibilities when determining the specific amounts of the equity award values to be awarded to each named executive officer.”

24.                               We note your disclosure that the RSU awards for Messrs. Sweder and Bravo were primarily made in recognition of their “significant contributions”.  In future filings please provide a quantitative and qualitative disclosure of the compensation committee’s analysis of Messrs. Sweder’s and Bravo’s significant contributions and how those contributions resulted in objective pay determinations.  Please note that to the extent that the compensation committee’s decisions regarding these RSU awards were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, in future filings please ensure to disclose each named executive officer’s personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.  Please show us in your supplemental response what the revisions will look like.

Response to Comment 24

In future filings, the Company will provide a quantitative (if applicable) and qualitative disclosure of its analysis of any significant contributions by a named executive officer that result in special additional awards of equity-based compensation.  As an example, the Company’s disclosure in future filings would be consistent with the following: “Messrs. Sweder and Bravo were each granted a special award due to exemplary performance.  Mr. Sweder’s achievements included the enhancement of certain key merchandising programs, the development of new customer-focused direct marketing programs, and the successful completion of the merchandising element of the AmSan integration project.  Mr. Bravo’s key achievements included record-setting sales performance in the multi-family housing end market, the development of new sales compensation programs, the successful launch/expansion of the Renovations Plus division, and the successful completion of the sales organization element of the AmSan integration project.  All of these achievements by Messrs. Sweder and Bravo resulted in profitability enhancements for Interline Brands. Additionally, we desired to provide further long term retention incentives to Messrs. Sweder and Bravo.”

25.                               We note that CEO’s equity compensation split for 2008 was modified to a 65% stock options and 35% restricted share units.  In accordance with Item 402(b)(2)(iii) of Regulation S-K, in future filings please disclose the reasons behind the compensation committee’s decision to adjust the CEO’s equity compensation split, and show us in your supplemental response what the revisions will look like.

Response to Comment 25

In future filings, the Company’s revised disclosure would be substantially similar to the following: “For the 2008 equity compensation for the CEO, the split has been modified to 65% stock options and 35% restricted share units.  We determined that the increased emphasis on stock options over restricted stock units was appropriate in light of the CEO’s unique job responsibilities and greater opportunity than other named executive officers to directly influence increases in the Company’s stock price over the long-term.  Because stock options deliver compensation value only to the extent the Company’s stock price increases, the use of a higher proportion of stock options provides the CEO with greater risk in respect of his long-term compensation realization, but also greater reward, thus aligning more closely with the interests of the Company’s stockholders.”

26.                               In future filings, please disclose when the guidelines were adopted and the timeframe, if any, within which the executive officers must meet the guidelines.  Please also disclose the current share ownership value for each named executive officer.

Response to Comment 26

In March 2006, the Company adopted stock ownership guidelines for its executive officers.  The Company’s executive stock ownership guidelines do not require executive officers to purchase the Company’s stock in the open market or contain a timeframe within which the executive officers must meet the guidelines.  However, the Company’s guidelines require the Company’s executives to retain a specified percentage of after-tax equity awards (which percentages are disclosed on page 25 of the Proxy Statement).  Annex A summarizes the share ownership value for each of the Company’s named executive officers as of December 26, 2008.  In future filings, the Company will continue to provide disclosure consistent with the foregoing.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Piibe Jogi at (212) 373-3314.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy, Esq.

cc:	Michael Agliata, Esq.
Interline Brands, Inc.

Annex A
Share ownership value for named executive officers

The following table summarizes the share ownership value for each of the Company’s named executive officers as of December 26, 2008 (for purposes of this response the Company has excluded information for Mr. Sanford who left the Company in 2008 as he will not appear in any future proxy statements as a named executive officer).  The values in this table assume a stock price of $9.85, the closing price of the Company’s stock on the last day of the fiscal year ended December 26, 2008.

Name	Owned Outright	Outstanding Equity Awards(1)	Total

Michael J. Grebe	$1,123,008	$323,208	$1,446,216

Thomas J. Tossavainen	$202,408	$101,583	$303,991

Kenneth D. Sweder	$9,850	$716,952	$726,802

Federico M. Bravo	$177,783	$153,906	$331,689

James A. Spahn	$147,041	$120,052	$267,093

(1)          Represents the intrinsic value of vested and unvested stock options outstanding plus the market value of unvested restricted share units.